650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 9, 2015

Via EDGAR and Overnight Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Katherine Wray Juan Migone Stephen Krikorian

Re:	Apigee Corporation Draft Registration Statement on Form S-1 Submitted November 28, 2014 CIK No. 0001324772

Ladies and Gentlemen:

On behalf of our client, Apigee Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 24, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 We are concurrently submitting on a confidential basis via EDGAR this letter and a revised draft of the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on November 26, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

AUSTIN     BEIJING     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO
SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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The Company supplementally advises the Staff that, to date, there are no written communications that have been presented by the Company or anyone authorized to do so on the Company’s behalf to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that such materials are presented to potential investors in the future by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and will provide the Staff with sufficient time to process its amendments once a price range is included and the material information now appearing blank throughout the document has been provided.

3.	Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. For guidance, refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms.

In response to the Staff’s comment, the Company has included the graphics and artwork that it intends to include in the Registration Statement.

Prospectus Summary, page 1

4.	You disclose that your Apigee Edge and Apigee Insights solutions are the foundations of your platform, but also that you currently derive, and expect to continue to derive, substantially all of your revenue and cash flows from Apigee Edge. We note also your disclosure that part of your growth strategy is to continue to invest in Apigee Insights. It is unclear from the disclosure provided the role Apigee Insights currently plays in your product offerings and how you plan to monetize this solution, if ever. Please expand disclosure in appropriate sections of your filing, including MD&A and Business, to explain more clearly the significance of your Apigee Insights solution to your product offerings, revenue generation, and business strategy. We note in this regard your disclosure on page 14 indicating that you began offering the current version of Apigee Insights in 2014.

In response to the Staff’s comment, the Company has revised pages 15 and 56 of the Registration Statement to remove the statement that Apigee expects to continue to derive substantially all of its revenue and cash flows from Apigee Edge and to explain why revenue generated from Apigee Insights currently composes a lesser portion of its revenue, respectively. The Company supplementally advises the Staff that although the Company believes Apigee Insights is a critical component of its platform, it does not have many significant historical sales to demonstrate this as of the date hereof given the recent

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re-release of Apigee Insights, which occurred in 2014. The Company also supplementally advises the Staff that the prior version of the Apigee Insights represented an early stage product undergoing evaluation until the Company consummated its strategic acquisition of InsightsOne and prepared the recent re-release. The Company has only a limited number of new customers who have purchased the current version of Apigee Insights, and many of those recent new customer sales have been on shorter-term, smaller dollar contracts as the customers evaluate the suitability of Apigee Insights for their businesses. The Company supplementally advises the Staff that as the Company increases sales of Apigee Insights, the Company will continue to evaluate whether additional disclosure would become informative and helpful to a prospective investor’s understanding of the Company’s business.

5.	Please revise the discussion on page 2 of your growth in recent periods to present your total revenues for the past three fiscal years before you present your non-GAAP gross billings for these periods. In addition, revise to explain how you define “gross billings” the first time this term is used in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement to present its total revenues before its non-GAAP gross billings in the discussion of its growth in recent periods and to explain how it defines “gross billings” the first time this term is used in the Registration Statement.

Our Industry, page 2

6.	You cite Yelp’s use of Google Maps API as an example of how APIs work. Please clarify whether your product offerings were or are used by Yelp or Google in this example.

In response to the Staff’s comment, the Company has revised page 2 of the Registration Statement to clarify that the Company’s product offerings are not used by Yelp or Google in this example, but that the Company believes this example is a good illustration of the integral and ubiquitous nature of APIs generally.

Risks Associated with Our Business, page 5

7.	You disclose in the last bullet point under this heading that your directors, executive officers and significant stockholders will continue to have substantial control over you following the IPO. Please expand this bullet point disclosure to state, once known, the aggregate percentage beneficial ownership of these persons following the offering, as your risk factor on page 39 is set up to do.

In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement and supplementally advises the Staff that it will fill in the ownership percentage in a subsequent amendment to the Registration Statement.

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Risk Factors

Our business and growth depend on our ability to obtain subscription and maintenance renewals from existing customers..., page 18

8.	Please tell us what consideration you gave to providing here and in MD&A quantitative disclosure regarding your historical renewal rates or revenues attributable to renewals, and to providing a breakdown of renewals by revenue type. We note your statement that you have “limited historical data with respect to rates of subscription renewals by [y]our customers, particularly for [y]our cloud-based solution,” but it is unclear to us why this is the case, given the disclosure on page 55 that you introduced your Apigee Edge on-premises platform in 2007 and extended this solution to a cloud offering in 2009.

The Company supplementally advises the Staff that the Company did not provide quantitative disclosure regarding its historical renewal rates and revenues attributable to renewals or a breakdown of renewals by revenue type because it believes such information could be misleading to potential investors. A significant portion of the Company’s historical renewal data comes from customers who purchased its Apigee Edge technology several years ago. When the Company introduced its current version of Apigee Edge, there was no simple migration path for the old version. As a result, some customers have not renewed their subscriptions as the Company has stopped supporting that technology. The Company’s current plan and practice is to release technology that has a clear migration path, and as such, the Company does not expect this type of non-renewal due to migration to be a prominent part of its business going forward. The Company believes coupling such historic information with the limited renewal history of customers on its new version of Apigee Edge that was released in 2012, would amount to potentially misleading renewal trend information. The Company also supplementally advises the Staff that as renewal trends change over time, the Company will continue to evaluate whether quantitative disclosure would become informative and meaningful to a prospective investor’s understanding of the Company’s business and operating results.

If we fail to adequately maintain cloud-based infrastructure capacity..., page 23

9.	Please briefly explain the term “API calls” the first time it is used in the prospectus.

In response to the Staff’s comment, the Company has revised page 23 of the Registration Statement to explain the term “API calls.”

10.	You state in the second paragraph of this risk factor that you “have in the past experienced... interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions or capacity constraints due to a number of potential causes including technical failures, natural disasters or fraud or security attacks.” Please tell us what consideration you gave to providing more specific disclosure, to the extent material, regarding any historical interruptions, delays and outages, such as the known cause(s) of such instances and their known costs and consequences.

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The Company has revised page 23 of the Registration Statement to include more specific disclosure regarding historical interruptions, including known causes of such interruptions. The Company supplementally advises the Staff that the historical interruptions have not resulted in material costs or consequences to the Company’s business.

We typically provide service level commitments..., page 27

11.	You indicate that you typically provide service level commitments of up to 99.99% under your customer contracts. Furthermore, you indicate that if you fail to meet these contractual commitments, you could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect your business, results of operations and financial condition. In this regard, it appears that your service level commitments represent an embedded guarantee. If material, please tell us what consideration you gave to the requirements set forth in ASC 460.

The Company supplementally advises the Staff that the Company has considered the guidance of ASC 460-10-25 as follows. Although the Company provides service level commitments to its cloud customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that it fails to meet those levels, to date, the Company has not incurred any material costs as a result of such commitments and the time between any potential claims and issuance of the credits is typically short. As a result, the Company has not accrued any liabilities related to such commitments in the consolidated financial statements. In response to the Staff’s comment, the Company has revised pages 77 and F-29 of the Registration Statement to reflect the foregoing.

As a result of becoming a public company..., page 43

12.	Please revise the first sentence of this risk factor to clarify that you will (instead of “may”) be required to provide management’s report on the effectiveness of your internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act in your second Form 10-K filed with the SEC.

In response to the Staff’s comment, the Company has revised page 42 of the Registration Statement as requested.

Market and Industry Data, page 45

13.	With respect to the Gartner reports and any other third party materials referenced in the prospectus, please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports or other publications was prepared for you.

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In response to the Staff’s comment, the Company is supplementally providing the Staff, pursuant to Rule 418 of Regulation C promulgated under the Securities Act, with the requested information. The Company confirms that none of the third-party materials cited in the Registration Statement were prepared for the Company.

Use of Proceeds, page 46

14.	You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital, sales and marketing activities, solution and platform development, general and administrative matters, and capital expenditures,” and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K. Please also confirm that you do not intend to use the proceeds to repay any outstanding indebtedness, such as borrowings under your loan and security agreement with SVB, or revise your use of proceeds discussion accordingly.

The Company supplementally advises the Staff that the Company does not currently have any more specific or preliminary plans with respect to those of the net proceeds from the offering and that as a result, it has revised pages 7, 40 and 46 of the Registration Statement to state the absence of any such specific or preliminary plans with respect to the use of proceeds. The Company also supplementally confirms to the Staff that it does not currently intend to use the proceeds to repay any outstanding indebtedness. The Company supplementally advises the Staff that should it develop more specific plans with respect to the use of proceeds prior to the completion of the proposed offering it will revise the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

15.	Please tell us how the statement on page 56 that you generate revenues “primarily” from licenses and subscriptions to your Apigee Edge products and “to a lesser extent” from licenses and subscriptions to your “Apigee Insights products,” is consistent with the statements elsewhere that you currently derive, and expect to continue to derive, substantially all of your revenue and cash flows from Apigee Edge.

In response to the Staff’s comment and to comment #4 above, the Company has revised pages 15 and 56 of the Registration Statement in order to remove the statement that Apigee expects to continue to derive substantially all of its revenue and cash flows from Apigee Edge and to explain why revenue generated from Apigee Insights has been immaterial to date.

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Key Opportunities and Challenges Affecting Our Performance, page 57

16.	You state at the top of page 58 that historically many of your customers have purchased additional licenses, add-ons, upgrades and services after their initial purchase. Similarly, on page 69 you indicate that your total revenue has increased over the quarterly periods presented in your MD&A due to increased sales to new customers as well as expanded sales to existing customers. Please tell us what consideration you gave to providing quantitative disclosure regarding the extent of additional purchases made by existing customers over the periods covered by the financial statements. In this regard, we note that your results of operations discussion on page 64 attributes the increase in license revenue from fiscal 2012 to fiscal 2013 to increased license revenue from AT&T, but otherwise we note no quantitative discussion of increased sales to existing customers.

The Company supplementally advises the Staff that a significant portion of the Company’s historical add-on purchases comes from customers who purchased its Apigee Edge technology in the past. When the Company introduced its current version of Apigee Edge, there was no simple migration path for the old version. As a result, many of these types of purchases have not necessarily been consistent with what would be commonly understood to be an add-on or upgrade purchase. The Company’s current plan and practice is to release technology that has a clear migration path, and as such, the Company does not expect this type purchase (i.e., where a customer bought Apigee Edge technology years ago and is now buying the current version of Apigee Edge) to be a material part of its business going forward. The Company supplementally advises the Staff that as customer purchasing trends emerge over time, the Company will continue to evaluate whether quantitative disclosure regarding add-ons, upgrades and post-initial purchase services would be meaningful to a prospective investor’s understanding of the Company’s business and operating results.

17.	We note the following statement on page 59: “[G]oing forward we expect our professional services and other revenue to account for a decreasing percentage of our total revenue over the long term as we continue to increase our subscription revenue and as our customers increase their use of professional services provided by our channel partners and other third parties.” Please tell us the basis for your belief that your customers will increase their use of third party providers of professional services. In this regard, we note disclosure on page 22 indicating that your strategic relationships with Accenture LLP and SAP AG are at an early stage and have generated very limited revenue for you to date.

The Company supplementally advises the Staff that although the Company has entered into contracts with third-party partners which are in early stages, including Accenture and SAP AG, and as such, it has not seen significant adoption of third-party providers taking on significant professional services engagement to date. However, in addition to the new relationships disclosed by the Company and noted by the Staff, over the past few quarters, the Company has received significant inbound requests for new partner agreements, certification programs, and on-line training, and has observed increased activity around recruiting practices for its consulting skills from third parties. As a result, the Company believes there is a strong demand for professional services delivery from third-party partners generally. The Company has also started to engage and/or partner with system integrators in countries in which it does not have a significant presence and where boutique professional services groups have

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formed, resulting in additional license demand for the Company and professional services engagements for themselves. The Company has also revised page 59 of the Registration Statement to state that it has started to refer professional services opportunities to its partners and has started to field requests from customers to use their current third-party service providers for professional services engagements.

Certain Key Non-GAAP Financial Metrics, page 58

18.	It appears that you are providing an MD&A like discussion of your non-GAAP operating results. In this regard, please tell us how the current placement of this discussion does not give it undue prominence over your GAAP results. Consider placing this discussion directly above or below your GAAP discussions.

In response to the Staff’s comment, the Company has revised pages 58, 71 and 72 of the Registration Statement in order to place the discussion regarding the Company’s non-GAAP operating results below its GAAP discussions.

Components of Our Operating Results

Revenue, page 59

19.	We note the disclosure here regarding your revenue recognition practices with respect to license revenue from perpetual licenses. Please tell us what consideration you gave to providing quantitative disclosure in MD&A reflecting the breakdown of license revenues attributable to perpetual versus time-based licenses for the periods covered by the financial statements included in your filing, and disclosing any related material trends.

The Company supplementally advises the Staff that the substantial majority of the Company’s license revenues are attributable to sales of perpetual licenses. Specifically, term-based licenses represented less than 9% of total revenue for fiscal 2012, 2013 and 2014. The Company further advises the Staff that it has revised the Registration Statement on page 58 to disclose that the substantial majority of the Company’s license revenues are attributable to sales of perpetual licenses. As a result, the Company does not believe quantifying the amount of revenues attributable to perpetual versus term licenses would provide meaningful insight to the Company’s results of operations. The Company supplementally advises the Staff that as any new trends emerge, the Company will continue to evaluate whether quantitative disclosure would become informative and helpful to a prospective investor’s understanding of the Company’s business.

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Results of Operations

Fiscal 2012, Fiscal 2013 and Fiscal 2014

Revenue, page 63

20.	You indicate that the increase in professional services and other revenue was primarily due to an increase in sales of consulting services reflecting your growing customer base. In this regard, please tell us what consideration you gave to quantifying the relative increase in your customer base as compared to the impact related to the pricing of your services. In addition, please note that prefacing changes with the word “primarily” could indicate that a material change is attributed to two or more factors, including any offsetting factors and, if this is the case, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835.

The Company supplementally advises the Staff that it considered quantifying the relative increase in its customer base as compared to the impact related to the pricing of its services, but after comparing its service price lists and service discount practices, it noted no significant changes in pricing. As a result, the Company determined that changes in price were not a material driver of the increase in service revenue. The Company supplementally advises the Staff that, in future periods to the extent applicable and material, it will consider providing disclosure of the extent to which increases or decreases in services revenues are attributable to changes in price. In addition, the Company acknowledges the Staff’s comment regarding the word “primarily” and supplementally advises the Staff that with respect to the relevant instances in the Registration Statement where the causes for changes are prefaced with the word “primarily” without attribution to additional factors that are either supporting or offsetting, the Company believes that such instances do not involve any such additional factors necessary to an understanding of the applicable material changes in question, such that there are no additional factors contributing to such changes for which disclosure would be appropriate.

21.	Tell us what consideration you gave to disclosing the amount of software support for your on-premises licenses and for cloud services. In this regard, indicate what consideration you gave to separately analyzing and discussing revenues earned from software support. In addition, tell us what consideration gave to disclosing revenue from licenses, cloud services, software support and professional services in your financial statement footnotes. See ASC 280-10-50-40.

The Company advises the Staff that it only sells software support separately for its perpetual licenses and does not sell software support separately for its time-based licenses or cloud services which are instead bundled with software support as disclosed on revised page 78. As disclosed in the Company’s significant accounting policies, fees from its time-based licenses are allocated between license and support using a consistent systematic and rational method. Revenue from software support agreements with customers for on-premises licenses represented approximately 10% of the Company’s total revenue for fiscal 2012, 2013 and 2014. Going forward, the Company expects its maintenance and support revenue to remain flat or to account for a decreasing percentage of its total revenue over the long term. In response to the Staff’s comment, the Company has revised its description of subscription revenue and cost of revenue from subscription to reference both subscription and support, when applicable, and has revised page 59 of the Registration Statement to quantify software support as a percentage of total revenue and to disclose that the Company expects its maintenance and support revenue to remain flat or to account for a decreasing percentage of its total revenue over the long term.

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The Company has separately disclosed product revenue and service revenue pursuant to Article 5-03(1) of Regulation S-X and has separately disclosed its product sales as license sales and dis-aggregated services into subscription and support and professional services and other. The Company includes on-premises software license as product revenue. Pursuant to ASC 280-10-50-40, the Company has grouped services in to two categories, subscription and support revenue and professional services and other revenue. Subscription and support revenue includes cloud subscription fees and post-contract software support for its on-premises software licenses while professional services and other revenue includes fees from consulting services and other insignificant fees such as training.

The Company supplementally advises the Staff that it has evaluated ASC 280-10-50-40 and:

Product: The Company believes on-premises software licenses are product revenue, and not a service. These software licenses include both perpetual and time-based software. The Company believes that revenue from perpetual licenses and time-based licenses are similar due to the following considerations:

•	The products and agreements are the same, and used by the customer on-premises.

•	The Company believes the customer base is similar and are served by the same sales force.

•	The gross margins for perpetual and time-based software are very similar.

Services: When considering the application of ASC 605-25 for services, the Company considered the following:

•	The Company believes the customer base for its subscription services are similar.

•	The agreements for its subscription services worldwide are similar and are served by the same sales force.

•	The Company believes the pattern of performance for all subscription services are the same and delivered evenly over the service period. In contrast, the pattern of performance for professional services are delivered as the services are performed. As a result, the pattern of revenue recognition for subscription and support is ratable while revenue for professional services and other is recognized as the services are performed.

•	The gross margins for subscription and support and professional services and other are very different, with professional services and other margin being much lower than subscription and support.

As a result, the Company supplementally advises the Staff that it believes it has complied with the guidance in ASC 280-10-50-40 and that no further disclosure is necessary.

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22.	We note that you include a discussion of license, subscription, and professional and other revenue excluding the impact of AT&T. Due to the significance of your AT&T revenues, please tell us why you believe such a discussion is useful to your investors. In light of the significance of this revenue stream and since it appears that you can isolate cost of revenue for AT&T, tell us why you do not provide a similar discussion for cost of revenues. Please advise and, also, tell us how management uses such information to manage the business.

The Company supplementally advises the Staff that it has revised the Registration Statement on page 65 to disclose that it considered the revenue from AT&T in fiscal 2013 to be abnormally large given the Company’s operating results at such time, and as such, the Company believed it would be helpful to a prospective investor to isolate and disclose its AT&T revenues to show the Company’s business growth both with and without this large customer for the periods indicated. The Company also supplementally advises the Staff that management analyzed the growth of Company’s business with and without AT&T on a regular basis during fiscal 2012, 2013 and 2014 because of the abnormally large revenue from AT&T in that period, and that management believes in general that it is helpful to their analysis and assessment of the business to factor out a revenue stream that it deems abnormally large and anomalous in order to obtain a better understanding of the growth and state of the business by viewing revenue with and without such a significant outlier.

With respect to cost of revenue, the Company respectfully advises the Staff that it does not manage or track cost of revenue for any specific customer, including AT&T. As a result, the Company has not analyzed and discussed the cost of revenue for AT&T, as such an analysis has not been performed by management and it would be impracticable to do so.

23.	Please revise the explanation at the top of page 64 of why your license revenue declined from fiscal 2013 to fiscal 2014 to state clearly, if accurate, that you recognized no significant license revenue from AT&T, as appears to be the case from the several percentages presented in this paragraph relating to revenues from AT&T. In addition, explain the reasons behind the year-over-year decrease in license revenues attributable to AT&T, if material to an understanding of your financial results.

In response to the Staff’s comment, the Company has revised page 65 of the Registration Statement to state clearly that the decline in revenue from fiscal 2013 to fiscal 2014 was due to $8.0 million of license revenue that the Company recognized from AT&T in fiscal 2013, which did not recur in fiscal 2014, and that the Company views the revenues from AT&T in fiscal 2013 to be abnormally large given the Company’s operating results at the time.

Liquidity and Capital Resources

Contractual Obligations, page 72

24.	As this table is intended to increase the transparency of cash flow, interest payments should generally be separately presented in the table. Since your interest payments relate to variable

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rate obligations for which the timing and amounts are uncertain, it may be appropriate to discuss those obligations in a footnote rather than include the amounts in the table.

In response to the Staff’s comment, the Company has revised page 76 of the Registration Statement to clarify in footnote (2) to such table that the interest payments presented in the table exclude future interest payments on debt obligations for which the timing and amounts are uncertain.

Stock-based Compensation, page 74

25.	When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your offering. When the estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that the Company has not, to date, engaged in conversation with underwriters regarding a proposed IPO price. The Company will advise the Staff of the Company’s estimated price range to the Staff once it is available, including the date on which the Company first initiated discussions with underwriters and when the underwriters first communicated to the Company the estimated price range. In addition, the Company supplementally advises the Staff that, once the estimated price range is known, the Company will reconcile and explain the difference between the fair market value of its common stock as of its most recent valuation date and the midpoint of the estimated price range.

26.	Due to the fact that it appears that your preferred shares convert on a 1 to 1 basis into common stock in connection with the IPO, please reconcile and explain the difference between the fair value of the underlying common stock and your preferred stock financings issued during 2014 and through the date of your filing.

The Company supplementally advises the Staff that its Board of Directors approves the fair value of common stock and takes into consideration, among other factors, contemporaneous independent third-party valuations. The Company obtained a contemporaneous independent third-party valuation of its common stock as of April 17, 2014, which took into consideration the expected closings of its Series H preferred stock financing in April and May 2014 at $2.91 per share. This valuation applied a hybrid method of Probability Weighted Expected Return Method (“PWERM”) that incorporated an initial public offering (“IPO”) scenario and an Option Pricing Method (“OPM”) backsolve calculation. For the IPO scenario, the pre-money IPO value is based on the Series H preferred stock financing at $2.91 per share. This value was discounted to its present value utilizing a 20.0% discount rate, assuming a 9-month period to an IPO. While the Series H preferred stock converts into common stock on a 1:1 basis in an IPO scenario, an IPO was not considered more likely than any other potential liquidity event at that time. Given that the liquidation preferences of the Series H preferred stock, as well as of the Series A through Series F preferred stock, have priority to the common stock, a backsolve OPM methodology based on the Series H preferred stock transaction price was also completed with an estimated 1.5 year term to liquidity

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in the event an IPO is not successful and a 40% volatility. Based on these factors, the common stock value was estimated to equal $0.29 per share. Each scenario was then weighted at 50%, and yielded an estimated common stock value of $1.41 per share. In addition, given the liquidation preferences and other preferential rights and resultant higher liquidity of the Series H preferred stock, the Company also completed a protective put analysis to estimate the discount for lack of marketability (“DLOM”) resulting in a 15% DLOM. The application of the 15% DLOM to the probability weighted common share value resulted in an estimated value of $1.20 per share of common stock.

The Company further advises the Staff that over the course of remaining fiscal 2014 and further into fiscal 2015, the probability of an IPO was given increasing weight compared to an OPM scenario, as milestones, including company-specific performance goals such as growth, were met. The Company continued to execute on its short-term plan, which was taken into consideration in order to arrive at the Company’s long-term forecast. Also, the DLOM applicable to the common stock declined over time, and this resulted in a declining difference between the Series H preferred stock transaction price and the concluded common stock value over the course of fiscal 2014 and further into fiscal 2015. All subsequent third-party common stock valuations in fiscal 2014 considered and are consistent with the Series H preferred stock financing pricing.

Business

Industry Background

General

Businesses Must Be Digital Businesses, page 81

27.	Please provide support for the following beliefs set forth in Business regarding your leadership position in your industry:

•	“We believe that we are recognized as a thought leader in digital business transformation and that we are in a position to define the roadmap of the market,” page 87; and

•	“We believe that we have established a leadership position in this market, both as a provider of API management and data analytics and also as a thought leader helping to define the architecture and vision of API-enabled and data-driven businesses,” page 88.

The Company supplementally advises the Staff that as described in further detail below, based on its experience as a market participant, its own research, and its communications with customers and developers, it believes that it has a leadership position in its industry.

With respect to the Staff’s comment regarding the Company’s claim of thought leadership in digital business transformation and in helping to define the architecture and vision of API-enabled and

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data-driven businesses, the Company supplementally advises the Staff that the Company has been identified as a leader in an independent report by Forrester Research titled “Applying The Forrester Wave™: API Management Solutions, Q3 2014,” and dated as of September 29, 2014, a copy of which is being supplementally provided to the Staff by the Company (the “Forrester Report”). In particular, the Company notes that in each of the three buying scenarios examined by Forrester, the Company’s strategy received the top score in the category of industry and customer leadership. Furthermore, the Company supplementally advises the Staff that the Company has registered over 100,000 persons for more than 100 webcasts each of which addressed one or more of the Company’s key audiences, including business leaders, IT professionals, and developers. The Company’s e-book program has experienced nearly 150,000 downloads. Also, the Company has authored two published books on API strategy and fundamentals: APIs for Dummies and APIs: A Strategy Guide. In addition, the Company’s video library includes over 200 educational videos on API strategy, digital business and API design and planning. Finally, the Company’s blog readership has grown steadily both in terms of page views (approximately 506 thousand in 2014) and average weekly readership (approximately 10 thousand per week in 2014).

With respect to the Staff’s comment regarding the Company’s claim of API management and data analytics leadership in the digital business market, the Company supplementally advises the Staff that the Company has been identified and acknowledged as a leader by the Forrester Report. Among other metrics, the Company’s current offering received the top score in the “API Service Providers” scenario — the use case for organizations whose API strategy is to create a new source of revenue by charging for use of its APIs. In addition, Apigee has garnered over 50 articles in the business media in 2014 (available at http://apigee.com/about/in-the-news).

Our Customers, page 94

28.	You disclose that AT&T, your largest customer, represented 38%, 36% and 15%, of your total revenue in fiscal 2012, fiscal 2013 and fiscal 2014, respectively. Please tell us what consideration you have given to describing the material terms of any agreements with AT&T, including the term of your contract, any minimum commitments, termination provisions, and the rights and obligations of the parties. Tell us also what consideration you have given to filing any agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

The Company supplementally advises the Staff that it gave consideration to its agreements with AT&T in determining which agreements were required to be filed under Item 601(b)(10) of Regulation S-K. The Company supplementally advises the Staff that it determined that the AT&T agreements were entered into in the ordinary course of the Company’s business and that the Company’s business is not “substantially dependent” on such agreements and notes that revenues derived from the AT&T agreements amounted to only 8% of total revenue in the first fiscal quarter of 2015 ended October 31, 2014. The Company does not believe disclosure of the material terms of such agreements would be material to a potential investor’s understanding of its business and further advises the Staff that it believes that the percentage of the Company’s total revenue attributable to AT&T will continue to decline in current fiscal quarter ending January 31, 2015 and in future periods.

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Management

Compensation Committee Interlocks and Insider Participation, page 106

29.	Please revise to present under this heading disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the company and compensation committee members and their affiliates. We note in this regard your disclosure beginning on page 119 regarding related party transactions with entities affiliated with Norwest Ventures, where your compensation committee member Promod Haque is senior managing partner, and entities affiliated with Third Point Ventures, where your compensation committee member Robert Schwartz is managing partner. Refer to Item 407(e)(4)(i)(C) of Regulation S-K. When Item 404 disclosure is required in the Interlocks section, you need not repeat the same information under “Certain Relationships and Related Transactions” and may include an appropriate cross-reference in that section to “Compensation Committee Interlocks and Insider Participation.” For guidance, refer to Section III.H of SEC Release No. 33-7009.

In response to the Staff’s comment, the Company has revised page 110 of the Registration Statement as requested.

Principal Stockholders, page 123

30.	Footnote 3 to the principal stockholder table disclaims Mr. Loeb’s beneficial ownership over the Apigee shares held by entities affiliated with Third Point Partners except to the extent of his pecuniary interest therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimer. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that only the amount of beneficial ownership may be determined in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which applies only to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

In response to the Staff’s comment, the Company has revised page 129 of the Registration Statement to remove Mr. Loeb’s disclaimer of beneficial ownership.

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Underwriting, page 137

31.	You disclose on page 7 that a percentage of the shares being offered by the prospectus will be offered through a directed share program to “certain individuals associated with [you] and their families.” Please expand disclosure in your underwriting section to describe briefly the directed share program. In addition to the information included on page 7, please also state whether the shares to be offered through the directed share program will be subject to lock-up agreements, and describe with more specificity, if possible, the nature of the “association” between you and the individuals to whom shares will be offered.

The Company supplementally advises the Staff that the Company has not, to date, finalized the parameters of the directed share program with the underwriters. The Company supplementally advises the Staff that it will provide the requested disclosure, including information regarding lock-up arrangements and the nature of the association between the Company and share recipients, in a subsequent amendment to the Registration Statement.

Consolidated Financial Statements

32.	On page 8 you indicate that a reverse stock split will occur prior to the closing of this offering. Since it appears that the reverse stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split.

The Company supplementally advises the Staff that the reverse stock split will occur prior to the printing of the Company’s preliminary prospectus and that the Company will revise its financial statements and other disclosures in the Registration Statement accordingly at such time.

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page F-11

33.	You indicate that you have established VSOE for consulting days, training and software support, except for software support bundled with time-based licenses, based on separate stand-alone sales of these elements. Please describe in greater detail the methodology for establishing VSOE for these arrangements, including the volume and range of standalone sales used to establish VSOE. We refer you to ASC 985-605-25.

The Company supplementally advises the Staff that for consulting days, training and software support, the Company’s VSOE analysis includes all stand-alone transactions during a rolling 12 month period unless shorter is appropriate due to changes in the Company’s pricing structure. From stand-alone sales, the Company calculates a median price point and determines if the substantial majority of stand-alone sales are priced within a reasonably narrow range of +/- 15% of the median price. From this basis, the Company has established VSOE for consulting days, training and software support. The Company does not have VSOE for software support for time-based licenses as the software support is never sold

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separately. In response to the Staff’s comment, the Company has revised pages 78 and F-12 of the Registration Statement to state that VSOE is based on a substantial majority of separate stand-alone sales of these elements, which have been priced within a reasonably narrow range.

34.	We note that you enter into multiple-element arrangements with customers in which a customer may purchase a combination of software (offered on premises with software support or as a cloud service) solution, and professional services. You indicate that all of these elements are considered separate units of accounting. Please tell us and disclose how you determine whether an element or deliverable is a separate unit of accounting (i.e., standalone value).

The Company supplementally advises the Staff that for multiple-element arrangements, which contain the Company’s on-premises software solution, the Company has determined that support for on-premises software and professional services are separate units of accounting as both are undelivered elements for which the Company has VSOE and are not essential to the functionality of the delivered items. The Company advises the Staff that as disclosed on pages 78 and F-12, the license revenue is then determined using the residual method of accounting.

The Company supplementally advises the Staff that for multiple-element arrangements, which contain the Company’s cloud service solution, the Company has determined that the cloud service and professional services have stand-alone value to the customer on the basis that all elements are often sold separately and are not interdependent of the other. In addition, the Company’s agreements typically do not include rights for customers to cancel or terminate arrangements or to return software to obtain refunds. In response to the Staff’s comment, the Company has revised page 78 and F-11 of the Registration Statement accordingly.

35.	Please provide us with more details regarding how you determined that software support is not essential to the functionality of the software. In this regard, tell us whether or not you consider the service level commitments under your customer contracts to be software support.

The Company supplementally advises the Staff that based on the guidance of ASC 985-605-76 through 85, the Company has determined that software support is not essential to the functionality of its software for the following reasons:

•	The Company considers its software to be “off-the-shelf” in nature. The software is fully operational and does not require software support to function.

•	The Company’s support software includes standard technical support and product documentation and updates. It does not include significant alterations to the features and functionality of the software.

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•	The Company’s software support is optional and is generally renewed annually on a standalone basis. There have been situations where customers have not renewed their software support but continue to use the software.

The Company supplementally advises the Staff that it does not consider the service level commitments under its customer contracts to be software support. Service level commitments for service uptime are only offered in the Company’s cloud service offerings. Service level commitments are bundled in its cloud service subscription and are not separately sold or renewed.

Professional Services and Other, page F-12

36.	Your disclosures indicate that, generally, professional service arrangements are not considered essential to the functionality of the software. Please tell us how you determined that these services are not essential to the functionality of your software.

The Company supplementally advises the Staff that based on the guidance of ASC 985-605-76 through 85, the Company has determined that professional services for a substantial majority of its arrangements are not considered essential to the functionality of its software for the following reasons:

•	The Company considers its software to be “off-the-shelf” in nature. The software is usable in its “off-the-shelf” form and does not require significant production, modification or customization for the software to function.

•	The Company’s services are separately stated in the arrangement and generally do not require a significant amount of risk or unique acceptance.

•	The Company’s professional services are optional and often sold on a stand-alone basis. There have been situations where the customer has purchased its software without or with a limited amount of professional services.

The Company supplementally advises the Staff that while the Company provides professional services to its customers, third parties can also provide similar services.

37.	We note that on premises perpetual or time-based license and professional services that are considered essential to the functionality of the software are accounted for using contract accounting until the essential services are complete. Please clarify whether the arrangement fee is recognized over the specific customization and implementation period, the contractual term or the customer life. Describe how you are able to allocate the arrangement fee in order to recognize revenue until the essential services are complete. Tell us how you are accounting for time-based licenses and PCS under these circumstances.

The Company supplementally advises the Staff that the noted disclosure was primarily included for one large arrangement entered into in fiscal 2011 that included software licenses (both perpetual and

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time-based) and professional services. This particular arrangement included a large amount of professional services that were determined to be essential to the functionality of the Company’s software due to the following reasons:

•	The professional services included significant configuration and the building of complex interfaces for the Company’s software to operate in the customer’s complex operating environment.

•	This arrangement was one of the Company’s first large professional service engagements. At the time, it did not have a history of providing services of this nature. Additionally at the time, it determined there were no third-party vendors readily available in the market to perform similar services.

•	The professional services included customer specific milestones and acceptance. Payment terms were tied to completion and acceptance of the services and coincided with final payment of software.

The Company supplementally advises the Staff that under the guidance of ASC 605-35, Revenue Recognition – Construction-Type and Production-Type Contracts, the Company accounted for the arrangement using contract accounting under the completed contract method due to the explicit customer acceptance clauses in the agreement. Therefore, the Company deferred the entire arrangement until the professional services were complete. The Company did not have VSOE for all of the undelivered elements. As a result, the entire arrangement was recognized over the remaining time-based license period, which concluded in fiscal year 2013.

The Company further advises it believes its professional services are typically not essential to the functionality of its software for the majority of its arrangements as noted in the Company’s response to comment #36 above.

Note 2 – Acquisitions

Fiscal 2014 acquisitions, page F-17

38.	Disclose the amounts of revenue and earnings of InsightsOne System, Inc. since the acquisition date. See ASC 805-10-50-2(h)(1). In addition, provide a qualitative description of the factors that make up the goodwill recognized. See ASC 805-30-50-1.

The Company supplementally advises the Staff that revenue and earnings of InsightsOne since the acquisition date were immaterial to the Company’s financial statements. In response to the Staff’s comment, the Company has revised page F-18 and F-19 of the Registration Statement to state that the financial results of InsightsOne since the acquisition date were not material to the Company’s consolidated financial statements and to provide a qualitative description of the factors that make up the goodwill recognized.

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39.	You indicate that, for several employees, the Series G-1 convertible preferred stock is subject to certain post-acquisition vesting terms. In particular, we note that the total fair value of the Series G-1 convertible preferred stock exchanged for post-combination service was $4.3 million and will be expensed over the remaining vesting terms of the award. Please clarify whether the Series G-1 shares attributed to the post-combination service represent replacement awards that you were obligated to replace or whether they represent either new or replacement awards that you elected to exchange. To the extent that shares attributed to the post-combination service were issued in connection with new awards or existing awards that you elected to replace, these amounts should be accounted for separately from the business combination and are costs in the post-acquisition period. For guidance, please refer to ASC 805-30-30-9 through 30-13. Clarify whether these shares were included in the purchase price.

The Company supplementally advises the Staff that the Company was obligated to replace outstanding common stock of InsightsOne with Series G-1 convertible preferred stock of Apigee under the merger agreement and therefore the shares were accounted for as replacement awards. The $4.3 million attributable to post-combination service was not included in the purchase price and is being expensed in the post-acquisition period, over the remaining vesting terms of the award.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page P-3

40.	We note that you present unaudited consolidated pro forma net loss per share attributable to common stockholders in your historical financial statements. Tell us what consideration you gave to providing a similar presentation in your unaudited pro forma condensed combined statement of comprehensive loss.

The Company supplementally advises the Staff that the Company believes it has met the pro forma disclosure requirements pursuant to Article 11 of Regulation S-X. Additionally, the Company supplementally advises the Staff that it believes that any additional disclosure would not provide incremental insights to the performance of its business, as the Company prepared a pro forma net loss per share calculation to take into consideration the acquisition of InsightsOne as if it had occurred on the first day of fiscal 2014 and noted no impact to the pro forma net loss per share attributable to common stockholders disclosed in the Company’s historical financial statements.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

41.	Please make clear which of the cited exemptions from registration—Rule 701 or Section 4(2)—you relied upon for the following unregistered issuances:

•	the InsightsOne Systems acquisition in December 2013,

•	the October 25, 2014 issuance of a non-plan option to a service provider, and

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•	each of the common stock issuances listed under the heading “(c) Common Stock Issuances” on page II-3.

In addition, for the unregistered issuances for which you relied on the Section 4(2) exemption, including the InsightsOne acquisition if applicable, please disclose whether the purchasers were accredited or sophisticated with access to information, to the extent this information is not already provided. See Item 701(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised pages II-2 and II-3 of the Registration Statement as requested.

***

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January 9, 2015

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

By:	/s/ Mark Baudler
Mark Baudler

cc:	Chet Kapoor, Apigee Corporation

Stacey Giamalis, Apigee Corporation

Don Dixon, Apigee Corporation

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Cooley LLP

Charles S. Kim, Cooley LLP

David Peinsipp, Cooley LLP

Stanton Jee, KPMG LLP